Southern Connecticut Bancorp 10-K

EXHIBIT 21

SUBSIDIARIES

Southern Connecticut Bancorp, Inc. has the following subsidiaries:

1.	The Bank of Southern Connecticut, a bank organized under the laws of the State of Connecticut that conducts business under its own name and through its division, The Bank of North Haven.

2.	TBSC Asset Liquidation, LLC, a Connecticut limited liability company.

3.	SCB Capital, Inc., a Connecticut corporation.